NO ACT

DC
[illegible]
6-17-11



11007347

June 17, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Act: 1934
Section: 12(g)
Rule:
Public Availability: 17 JUNE 2011

Re: Zynga Inc.
Incoming letter dated June 17, 2011

Based on the facts presented, the Division will not object if Zynga does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 with respect to restricted stock units granted and to be granted pursuant to Zynga's 2007 Equity Incentive Plan in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the earlier of (1) the date that Zynga otherwise becomes subject to Exchange Act registration or reporting requirements with respect to any other class of its securities, or (2) the date of a Change of Control (as defined in your letter).

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carmen Moncada-Terry
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

Mail Stop 4561

Karyn R. Smith, Deputy General Counsel
Zynga Inc.
444 DeHaro Street, Suite 125
San Francisco, CA 94107

Re: Zynga Inc

Dear Ms. Smith:

In regard to your letter of June 17, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



References:
Section 12(g)
Section 12(h)
Securities Exchange Act of 1934

Via Email

June 17, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Email: cfletters@sec.gov

Re: Zynga Inc. — Request for an Exemption Under Section 12(h) of the Securities Exchange Act of 1934 or Relief from Registration Under Section 12(g) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Zynga Inc., a Delaware corporation (the ***"Company"***), hereby applies for an exemption under Section 12(h) of the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), or respectfully requests the Staff (the ***"Staff"***) of the United States Securities and Exchange Commission (the ***"Commission"***) take a no-action position, relieving the Company from the registration requirements of Section 12(g) of the Exchange Act with respect to restricted stock units (***"RSUs"***) that the Company has granted and may in the future grant to employees, directors and consultants of the Company under its 2007 Equity Incentive Plan, as amended (the ***"Plan"***). The facts set forth below are substantially identical to the facts stated in the no action letter issued by the Staff to Facebook, Inc. (*Facebook, Inc.* (October 14, 2008)).

Zynga Inc.
444 DeHaro Street, Suite 125, San Francisco, CA 94107

Background

The Company is a leading developer and provider of social games. The Company's outstanding capital stock consists of Class A Common Stock, Class B Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series C Preferred Stock and Series Z Preferred Stock. There are currently fewer than 500 holders of each of these classes of securities.

There are three types of awards authorized for issuance under the Plan -- stock options (non-statutory stock options and incentive stock options), restricted stock awards and RSUs. The Company has no other equity plans or programs. The Company has granted options to purchase its Class A Common Stock under the Plan to fewer than 500 optionees and intends to comply with the applicable requirements set forth in paragraph (f)(l) of Rule 12h-1 promulgated under the Exchange Act with respect to its stock option grants to the extent it proposes to exceed 500 optionees.

Since October 2009, the Company has granted primarily RSUs under the Plan to its employees, directors and certain consultants for compensatory purposes. It is our opinion that the RSUs constitute a separate class of equity security from the Company's Common Stock, Preferred Stock and stock options.

As of December 31, 2010, the Company had total assets exceeding $10.0 million and had fewer than 500 holders of RSUs.

The Company currently has no class of securities registered, or required to be registered, under Section 12 of the Exchange Act. The Company is not currently subject to the periodic reporting requirements of the Exchange Act.

Summary of the Material Terms of the RSUs

The Company's RSUs represent the right to receive a specified number of shares of the Company's Class A Common Stock in the future, but only if a time and service-based requirement (the ***"Time-Based Requirement"***) and a liquidity event requirement (the ***"Liquidity Event Requirement"***), both described in more detail below, are satisfied. The RSUs do not vest (in whole or in part) if only one (or if neither) of such requirements is satisfied on or before the seventh anniversary of the date of grant of the RSUs (the ***"Expiration Date"***) as set forth in the Notice of Restricted Stock Unit Award (***"Notice of Grant"***). If the RSUs vest, the RSUs will be settled in shares of the Company's Class A Common Stock, cash, or a combination, at the discretion of the Company's Board of Directors (or a committee thereof); *provided, however*, that settlement of RSUs that vest upon a Change in Control (as defined below) will be made in shares of the acquiring entity, unless otherwise specified in the definitive agreement for such Change in Control.

Recipients of RSUs do not make any payments or provide any other consideration to the Company in connection with their receipt of RSUs, other than continued employment or provision of services. Additionally, unlike a stock option, the RSUs do not require the payment of any consideration to the Company in order to receive consideration in connection with the settlement of the RSUs, other than payment of the aggregate par value of any shares issued upon settlement, which shall be paid through continued employment or provision of services.

Each currently outstanding RSU and each RSU that the Company may grant in the future (for so long as it is relying on the relief requested herein) contains or will contain the following material terms:

1. *Restrictions on Recipients.* RSUs are, and will be, only issued to employees and directors of the Company, or of a parent or subsidiary of the Company, and consultants permitted by Rule 701(c) promulgated under the Securities Act of 1933, as amended (the ***"Securities Act"***). In addition, in the case of any substitution or assumption of RSUs granted by another company, whether in connection with an acquisition of such other company or otherwise, such substitution or assumption will only be permitted if the holder of the substituted or assumed RSU would have been eligible to be granted an RSU under the Company's Plan if the other company had applied the rules of the Plan to such grant.

2. *Restrictions on Transfer.* Pursuant to the terms of the RSU agreements executed by the holders of RSUs, RSUs granted under the Plan (and any interest therein, including any shares of the Company's Class A Common Stock issuable upon settlement thereof) cannot be sold or assigned by the person to whom they are granted, other than to the extent permitted by Rule 12h-1(f)(1)(iv) and (v) promulgated under the Exchange Act (***"Permitted Transfers"***). The recipient of a Permitted Transfer cannot subsequently transfer the RSU or any shares of Class A Common Stock issuable upon settlement of the RSU prior to the settlement thereof. This restriction on the subsequent transfer has been included in the Plan and in the Notice of Restricted Stock Unit Award that must be executed by each holder of RSUs.

3. *No Issuance Until Liquidity Event Requirement and Time-Based Requirement Have Both Been Satisfied.*

- *Liquidity Event Requirement:* The Liquidity Event Requirement will be satisfied as to any then-outstanding RSUs that have not yet expired (as described below) on the first to occur of: (1) an underwritten public offering by the Company of its securities that is registered under the Securities Act (an ***"IPO"***), or (2) a Change in Control[1] of the Company (each, a ***"Liquidity Event"***).

- *Time-Based Requirement:* Generally, the Time-Based Requirement will be satisfied in installments as to the RSUs as follows: (1) the requirement will be satisfied as to twenty-five percent (25%) of the total number of RSUs subject to the award on the one-year anniversary of the date of grant, and (2) on each subsequent three-month anniversary of the date of grant (continuing for three years from the one-year anniversary of the date of grant) an additional 1/16th of the total number of RSUs will vest, in each case, subject to cancellation (as described below).

Absent satisfaction of both the Liquidity Event Requirement and the Time-Based Requirement, the RSUs expire on the applicable Expiration Date.

The Plan provides that, upon a Change in Control, the acquiring entity may assume, convert or replace the RSUs. The acquiring entity may also substitute the RSUs for equivalent awards in the acquiring entity or provide substantially similar consideration to holders of RSUs as was provided to stockholders of the Company (taking into account the existing provisions of the RSUs). In the event the acquiring entity assumes, converts, replaces or substitutes the RSUs, the RSUs would continue in effect following the Change in Control (as assumed, converted, replaced or substituted, and including with respect to the deferral feature contemplated by Section 7.2 of the Plan, if any).[2] In the event the acquiring entity does not assume, convert,

[1] A *"Change in Control"* is defined under the Plan as: (a)(i) a dissolution or liquidation of the Company or (ii) any reorganization, consolidation, merger or similar transaction or series of related transactions (each, a "*combination transaction*") in which the Company is a constituent corporation or is a party if, as a result of such combination transaction, the voting securities of the Company that are outstanding immediately prior to the consummation of such combination transaction (other than any such voting securities that are held by the acquiring entity) do not represent, or are not converted into, securities of the surviving corporation of such combination transaction (or such surviving corporation's parent corporation if the surviving corporation is owned by the parent corporation) that, immediately after the consummation of such combination transaction, together possess at least fifty percent (50%) of the total voting power of all securities of such surviving corporation (or its parent corporation, if applicable) that are outstanding immediately after the consummation of such combination transaction, including securities of such surviving corporation (or its parent corporation, if applicable) that are held by the acquiring entity ; or (b) a sale of all or substantially all of the assets of the Company, that is followed by the distribution of the proceeds to the Company's stockholders.

[2] Section 7.2 of the Plan provides that to the extent permissible under applicable law, the Committee may permit a recipient of an RSU to defer payment under an RSU to a date after the RSU is earned, so long as the terms

replace or substitute the RSUs, the RSUs would expire at such time and under such conditions as determined by the Company's Board of Directors.

For example, if at the time of a merger transaction, a holder of 1,000 shares of Class A Common Stock receives 100 shares of common stock of the acquiring entity, the holder of 1,000 RSUs would be entitled to receive up to 100 shares of common stock of the acquiring entity, depending upon the length of continuous service and assuming the 'Time-Based Requirement as set forth above as follows:

Length of Service Prior to Liquidity Event	**Number of Shares of Acquiring Entity Issuable Upon Liquidity Event**	**Number of Shares of Acquiring Entity Issuable After Liquidity Event (Assuming Satisfaction of Time-Based Requirements)**
Two years	50 shares	6.25 shares every three months for 8 quarters
Eighteen months	37.5 Shares	6.25 shares every three months for 10 quarters
Six months	0 Shares	25 shares six months after Liquidity Event 6.25 shares every three months thereafter for 12 quarters

4. *No Rights as Stockholders.* Holders of RSUs have no voting, dividend, liquidation or other rights of stockholders and will not be reflected as stockholders in the Company's records unless and until shares of Class A Common Stock are issued upon a Liquidity Event pursuant to the RSUs.

(continued...)

of the RSU and any such deferral satisfy the requirement of Section 409A of the Internal Revenue Code of 1986, as amended.

5. *Forfeiture upon Termination of Employment if the Time-Based Requirement is Not Satisfied.* If a Plan participant's service with the Company is terminated for any reason, all RSUs as to which the Time-Based Requirement has not been satisfied as of the date of such termination are automatically terminated. In such event, any RSUs as to which the Time-Based Requirement has been satisfied will (if an IPO or Change in Control has not occurred) remain outstanding until the first to occur of an IPO, Change in Control or the Expiration Date. Further, if an IPO or Change in Control does not occur on or before the Expiration Date, all RSUs (regardless of whether or not, or the extent to which, the Time-Based Requirement has been satisfied) shall automatically terminate.

For example, assuming the Company's Time-Based Requirement described above, a holder of RSUs representing the right to receive 1,000 shares of Class A Common Stock would have the right to receive the following number of shares of Class A Common Stock upon either type of Liquidity Event if he or she had terminated employment prior to the Liquidity Event:

Length of Service Prior to Termination	**Number of Shares Issuable to Former Employee Upon IPO Liquidity Event**	**Number of Shares of Acquiring Entity Issuable to Former Employee in Change in Control Illustrated Above**
Two years	500 shares	50 shares
Eighteen months	375 shares	37.5 shares
Six months	0 shares	0 shares

6. *Provision of Information.* Pursuant to the Plan, the Company will provide holders of RSUs the information specified by Rule 12h-1(f)(1)(vi) promulgated under the Exchange Act when and as required therein.

7. *No Trading Market.* There is no trading market or other method that would allow RSU holders to receive any consideration or compensation for their RSUs prior to the satisfaction of both the Liquidity Event Requirement and the Time-Based Requirement.

Discussion

Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act and Rule 12g-1 promulgated under the Exchange Act require every issuer meeting the jurisdictional requirements of the Exchange Act that has total assets of more than $10.0 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Section 3(a)(11) of the Exchange Act defines "equity security" as "any stock or similar security . . . or any security convertible, with or without consideration, into such a security." Accordingly, we believe the RSUs would be deemed to be an equity security for purposes of Section 12(g) of the Exchange Act, and, absent the relief requested herein, the Company would become subject to the registration and reporting requirements of the Exchange Act to the extent it has 500 or more holders of record of RSUs at the end of a fiscal year.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Act Amendments of 1964, Pub. L. 88-467; 78 Stat. 565 (the ***"1964 Amendments"***). The purpose of the 1964 Amendments has been expressed in various ways:

(a) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

(b) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would . . . provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities . . ." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-28.

(c) A release of the Commission describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189 (October 20, 1981) (citing Report of the Special Study of Securities Markets of the Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963), at pages 60-62).

(d) A later release of the Commission states that the numerical thresholds contained in Section 12(g) of the Exchange Act were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407 (July 8, 1986).

Additionally, we note that in SEC Release No. 34-56887 (Dec. 7, 2007) (the ***"Rule 12h-1 Release"***), in noting the appropriateness of exempting employee stock options from the registration requirements of Section 12(g) of the Exchange Act, the Staff suggested that securities issued in connection with employee benefit plans do not require the same level of regulation as securities traded in public markets:

> "We believe that the characteristics of *many employee benefit plans*, which are by their own terms limited to employees, not available to the general public, and subject to transfer restrictions, obviate the need for applicability of all the rules and regulations aimed at public trading markets." Rule 12h-1 Release, note 24 (*emphasis added*).

All of the above strongly suggest that it was not the intent of Congress to require Exchange Act registration of the RSUs because they are neither "securities traded in the over-the-counter market" nor subject to any active investor interest, as they are not transferable. Moreover, because the shares of stock underlying RSUs are not issued to holders until a Liquidity Event (*e.g.*, an IPO), RSUs do not create an additional pool of shares that can be traded in the public trading markets prior to an issuer's registration under the Exchange Act.

Authority to Grant Relief

Section 12(h) of the Exchange Act allows the Staff to exempt an issuer from the registration requirements of Section 12(g) of the Exchange Act if it finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

Appropriateness of Exemption or Other Relief

We believe that it would be appropriate for the Staff to grant the Company an exemption or no-action relief from the registration requirements of Section 12(g) of the Exchange Act for the RSUs because such exemption or relief would be consistent with the standards articulated in Section 12(h) of the Exchange Act and Rule 12h-1 promulgated thereunder. We believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act if the Company were to have more than 500 holders of RSUs.

In addition, in a no action letter issued on this topic (*Facebook, Inc.* (October 14, 2008)), the Staff took the position that it would not object if Facebook, Inc. did not comply with the registration requirements of Section 12(g) of the Exchange Act with respect to RSUs granted and to be granted pursuant to that company's stock incentive plan. The facts of that letter request are substantially identical to those stated herein.

Number of Public Investors

The first factor specified in Section 12(h) of the Exchange Act is the number of public investors in the issuer. Because the Company grants RSUs under the Plan without cash or other tangible consideration, the Staff should not consider the holders of RSUs to be investors in the Company. Moreover, RSUs granted under the Plan (and any interest therein, including any shares of the Company's Class A Common Stock issuable upon settlement thereof) cannot be sold or assigned by the person to whom they are granted, other than pursuant to Permitted Transfers described above (*i.e.*, transfers permitted by Rule 12h-1(f)(1)(iv) and (v) promulgated under the Exchange Act). Further, any such limited Permitted Transfer is conditioned upon the transferee agreeing in writing to be bound by all applicable transfer restrictions described above. Therefore, it would not be possible for RSUs to be held by public investors. In addition, pursuant to the terms of the market stand-off agreement contained in the Plan, the shares of Class A Common Stock that are subject to the RSUs cannot be traded in the public market for a reasonable period of time after the effective date of the Company's IPO. The typical market stand-off time period is 180 days, subject to negotiation with the underwriters of the offering.

Trading Interest

The second factor specified in Section 12(h) of the Exchange Act is the level of trading interest in a company's equity securities. There is no trading interest in the RSUs, and the Plan has been structured to preclude any trading of RSUs and to also preclude any trading interest from developing. As discussed above, RSUs granted under the Plan (and any interest therein, including any shares of the Company's Class A Common Stock issuable upon settlement thereof) cannot be sold or assigned by the person to whom they are granted other than pursuant to Permitted Transfers. In the event that such a Permitted Transfer was to occur, any such transferred RSU and the transferee would continue to be subject to the same restrictions on transfer. As a result, there is no opportunity for any trading of the RSUs to take place or any trading interest in the RSUs to develop.

Nature of Issuer

The last factor specifically set forth in Section 12(h) of the Exchange Act is the nature and extent of the activities of the issuer and the income or assets of the issuer. While the assets and income of the Company are not insubstantial, it is a private company. Moreover, the fact that the Company's business is large with a large number of employees should not be disqualifying. See, *e.g.*, *Kinko's, Inc.* (Nov. 30, 1999), *Starbucks Corporation* (Apr. 2, 1992) and *Facebook, Inc.* (October 14, 2008).

Information Provided

Information Provided to RSU Holders. The Company believes that the underlying reasons for the informational requirements set forth in Rule 12h-l(f) promulgated under the Exchange Act equally apply in the case of the RSUs. As noted in the Rule 12h-1 Release:

> "the type and amount of disclosure needed in a compensatory securities transaction differs from that needed in a capital-raising transaction. In a bona fide compensatory arrangement, the issuer is concerned primarily with compensating the employee-investor rather than maximizing its proceeds from the sale. Because the compensated individual has some business relationship, perhaps extending over a long period of time, with the securities issuer, that person will have acquired some, and in many cases, a substantial amount of knowledge about the enterprise. The amount and type of disclosure required for this person is not the same as for the typical investor with no particular connection with the issuer."

As previously stated, the Company will provide holders of RSUs the same type of information (and at the same frequency and in the same manner) required to be provided to holders of stock options under Rule 12h-1(f)(l)(vi) promulgated under the Exchange Act (and therefore Rule 701(e)(3), (4) and (5) promulgated under the Securities Act). Pursuant to the note to paragraph (f)(l)(vi) of Rule 12h-1 promulgated under the Exchange Act, the Company will provide this information so long as the recipient agrees to maintain the confidentiality of the information.

The Company's proposed method of providing information to RSU holders would result in RSU holders receiving the same amount of information as holders of stock options exempt from Section 12(g) of the Exchange Act under Rule 12h-1 promulgated under the Exchange Act.

Information Provided at the Time of a Liquidity Event. A Liquidity Event occurring as a result of an IPO would be determined by the Board of Directors of the Company and its controlling stockholders. Therefore, holders of RSUs would not be making an investment decision with respect to the IPO-related Liquidity Event. Additionally, the Company would intend to file a Registration Statement on Form S-8 (or other available registration statement) to register the shares of Class A Common Stock issuable upon the settlement of RSUs that vested upon the IPO-related Liquidity Event prior to the issuance of the Class A Common Stock pursuant to such RSUs.

A Liquidity Event occurring as a result of a Change in Control of the Company would be determined by the Board of Directors and the controlling stockholders of the Company, not holders of RSUs or stock options. Accordingly, holders of RSUs would not be making an investment decision at the time of the Change in Control. Generally, holders of the Company's Class A Common Stock (including, for this purpose, holders of options or RSUs therefor) would be entitled to receive either cash consideration or equity or other securities of the acquiring entity in the Change in Control. If the consideration consisted of securities of the acquiror, an evaluation would be made as to the need to register the transaction under the Securities Act as well as the need to register the class of securities to be issued under the Exchange Act, or seek an available exemption. Absent an exemption, the registration of the transaction and the registration of the class of securities issued in the transaction would give the former holders of RSUs the benefit of ongoing disclosure.

Trading in Company Capital Stock

The Company has also implemented several policies, bylaw amendments and contractual restrictions in order to prevent secondary market sales of its capital stock and ensure that the Company continues to comply with the requirements of the Securities Act. As used herein, "capital stock" means shares of the Company's Class A Common Stock, Class B Common Stock and shares of its Preferred Stock. These measures include:

- implementation of an insider trading policy that prohibits all employees, as well as former employees who left the Company within twelve months, from selling capital stock;
- adoption of bylaw provisions that prohibit certain sales and other transfers of capital stock;
- insisting on contractual prohibitions on the sale or transfer of capital stock issued in connection with mergers and acquisitions;

- enforcing contractual obligations requiring the submission of legal opinions by any proposed transferor that proposed transfers of capital stock are in compliance with federal and state securities laws; and
- obtaining and exercising contractual rights of first refusal on transfers of the Company's capital stock.

Due in part to these measures, there have been no sales of Company capital stock on private exchanges since April 2010. So long as the relief requested is in effect, the Company will continue to enforce the above measures in order to restrict transfers of its capital stock to unsophisticated investors and ensure compliance with the requirements of the Securities Act. This will include the exercise of the Company's rights of first refusal where applicable and necessary and consistent with the Board's fiduciary duties.

Conclusion

Because of the absence of public investors and trading interest in the RSUs, and the absence of any payment for delivery of shares of Class A Common Stock pursuant to the RSUs, we believe that there is no need for the disclosure of the information required by the Exchange Act, and neither the public interest nor protection of investors would be furthered by requiring the Company to register the RSUs under the Exchange Act. Under the standards articulated in Section 12(h) of the Exchange Act and Rule 12h-l(f) promulgated thereunder with respect to stock options, we believe the Company meets the conditions necessary to receive relief from registering the RSUs under Section 12(g) of the Exchange Act.

We respectfully request that the Staff issue an exemptive order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from registering under Section 12(g) of the Exchange Act the RSUs it has issued and will issue under the Plan. We further request that this order or grant of no-action relief remain in effect until the earlier of (1) such time as the Company becomes a public reporting company under the Exchange Act or is required to register under the Exchange Act any class of its securities other than the RSUs, or (2) the occurrence of a Change in Control of the Company, notwithstanding the deferral feature contemplated by Section 7.2 of the Plan.

As noted above, the relief requested is limited to RSUs granted under the Plan and does not include(a) the Company generally; (b) shares of the Company's Common Stock or Preferred Stock; (c) stock options or stock purchase rights that may be awarded under the Plan; (d) any shares of Class A Common Stock that may be issued upon settlement of the RSUs; (e) non-cash consideration that may be issued with respect to RSUs in connection with any Change in Control; or (f) any other equity plans of the Company that may be enacted in the future. Furthermore, for so long as the relief requested is in effect, the Company undertakes that it will not amend any material term of the Plan as it relates to the RSUs and the basis for the exemption or no action relief sought hereunder.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by email. If you have any questions with respect to this request or require any additional information, please contact me at 415-445-4208.

Very truly yours,



Karyn R. Smith
Deputy General Counsel

cc: Reginald D. Davis, Esq.
General Counsel
Zynga Inc.

Keith F. Higgins, Esq.
Ropes & Gray LLP